Amendment

to

Administration Agreement

This Amendment (the “Amendment”), dated as of August 29, 2018, amends and revises the Administration Agreement, dated October 20, 2014, (the “Agreement”) between Ultimus Managers Trust, a Delaware statutory trust (“Trust”) and Ultimus Fund Solutions, LLC, a limited liability company organized under the laws of the State of Ohio (“Ultimus” and collectively with the Trust, the “Parties”).

WHEREAS, the Parties entered into the Agreement with respect to the Ryan Labs Core Bond Fund and Ryan Labs Long Credit Fund; and

WHEREAS, the Parties desire to amend and revise the Agreement to update and revise certain provisions of the Agreement as set forth below.

NOW, THEREFORE, in consideration of good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the Parties agree as follows:

1.	Section 1(q) of the Agreement is deleted and replaced with the following:

(q)	prepare and file with the SEC (i) the reports for the Trust on Form N-CEN, Form N-CSR, Form N-Q , Form N-SAR and Form N-PORT, as applicable, (ii) Form N-PX and (iii) all required notices pursuant to Rule 24f-2 under the 1940 Act; and

2.	Schedule B to the Agreement is deleted and replaced with the Amended Schedule B attached to this Amendment.

3.    Except as set forth in this Amendment, the Agreement is unaffected and shall continue in full force and effect in accordance with its terms. If there is a conflict between this Amendment and the Agreement, the terms of this Amendment will prevail.

IN WITNESS WHEREOF, the Parties have caused this Amendment to be executed by a duly authorized officer on one or more counterparts (including facsimile counterparts) as of the date first above written.

	Ultimus Managers Trust		Ultimus Fund Solutions, LLC

By:	/s/ David R. Carson	By:	/s/ Gary R. Tenkman
Name:	David R. Carson	Name:	Gary R. Tenkman
Title:	President	Title:	President